Exhibit 21

Name of Subsidiary	Jurisdiction of Organization	% Owned
Best Green Energy Industries Limited	British Virgin Islands	100%
Best Green Energy (Changzhou) Co. Ltd.	PRC	100%
Changzhou City Wujin Best Electronic Cables Co., Ltd.	PRC	VIE
Jiangsu Best Electrical Appliances Co., Ltd	PRC	VIE